Suite 811 - 100 Park Royal South
West Vancouver, B.C., V7T 1A2
Tel: (604) 913-9035
Fax: (604) 925-1118
Web Site: http://www.fasc.net
E-mail: info@fasc.net

August 22, 2007

Security & Exchange Commission
Washington, D.C. 20549-7101

ATTN : Terrance O’Brien

RE: First American Scientific Corp
Form 10-KSB – June 30, 2006
File No. 0-27094

Dear Sir:

In response to your letter Dated May 14, 2007, we submit the following response:

Item 6 – Management’s Discussion and Analysis, page 17

1.    In future filings, we will appropriately classify these activities

Statement of Stockholder’s Equity, page 26

2.    In future filings, we will disclose the nature of stock grants

Note 1 – Organization and Description of Business

3.    AGES was originally accounted for as a consolidated subsidiary because FASC owned 40% of AGES and had significant influence over financial and operational decisions.
       When FASC’s ownership in AGES decreased to 12%, FASC changed its accounting method to the equity method as they no longer had such influence. Subsequently,
       FASC’s interest in AGES was sold to an investment group and currently we do not own any shares of AGES.

       In our opinion, pursuant to FIN 46R , FASC was not required to consolidate.

4.    Negotiations in Brazil are still ongoing. We have not yet finalized any formal agreement there and as of today’s date FASC has no investment in Brazil. There will be no entries in our books until an agreement is reached.

Note 4 – Technology Rights and Patents, page 37

5.    SFAS 142 - Impairment of intangible assets

Suite 811 - 100 Park Royal South
West Vancouver, B.C., V7T 1A2
Tel: (604) 913-9035
Fax: (604) 925-1118
Web Site: http://www.fasc.net
E-mail: info@fasc.net

The Company has met the requirement to sell at least 2 machines per year and the technology has advanced to the stage of commercial viability. In the opinion of management, the technology has lasting value and no impairment charge beyond normal amortization is necessary.

I trust this information will be helpful during your review.

Yours truly,
FIRST AMERICAN SCIENTIFIC CORP

CALVIN KANTONEN
C.L. (Cal) Kantonen CGA
Chief Financial Officer